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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*



                          dick clark productions, inc.
 ------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   181512-10-4
                  --------------------------------------------
                                 (CUSIP Number)



Check the  appropriate  box to designate  the rule pursuant to which this
Schedule  is filed:

          [  ]Rule  13d-1(b)
          [  ] Rule 13d-1(c)
          [X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                 --------------------

CUSIP NO. 181512-10-4           SCHEDULE 13G           PAGE  2  OF 5 PAGES
                                                            ---    --
----------------------                                 --------------------

-------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard W. Clark
-------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            N/A
                                                                (a)  [  ]
                                                                (b)  [  ]

-------------------------------------------------------------------------------

    3       SEC USE ONLY
-------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                            6,149,330
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ---------------------------------------------

                           6      SHARED VOTING POWER

                                           N/A
                        --------- ---------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                           2,911,927
                        --------- ---------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                           N/A
-------------------------------------------------------------------------------

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,149,330


-------------------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                        [X]
            744,187 shares of Class A Common Stock
-------------------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            72.9%
-------------------------------------------------------------------------------

12          TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                 --------------------

CUSIP NO. 181512-10-4           SCHEDULE 13G           PAGE  3  OF 5 PAGES
                                                            ---    --
----------------------                                 --------------------

ITEM 1(A).        NAME OF ISSUER:

                  dick clark productions, inc. (the "Company").

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3003 West Olive Avenue
                  Burbank, California  91510-4590

ITEM 2(A).        NAME OF PERSON FILING:

                  Richard W. Clark

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o dick clark productions, inc.
                  3003 West Olive Avenue
                  Burbank, California  91510-4590

ITEM 2(C).        CITIZENSHIP:

                  United States

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value

ITEM 2(E).        CUSIP NUMBER:

                  181512-10-4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable

----------------------                                 --------------------

CUSIP NO. 181512-10-4           SCHEDULE 13G           PAGE  4  OF 5 PAGES
                                                            ---    --
----------------------                                 --------------------

ITEM 4.    OWNERSHIP.        As of December 31, 1999:

          (a)  Amount beneficially owned: 6,149,330 shares of Common Stock.

          (b)  Percent of Class:72.9%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or direct the vote: 6,149,330

               (ii) shared power to vote or direct the vote: 0

               (iii)sole  power  to  dispose  or  direct  the   disposition  of:
                    2,911,927

               (iv) shared power to dispose or direct the disposition of: 0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The number of shares listed as being beneficially owned by Mr. Clark (6,149,330) includes:

          . 3,237,403 shares of Common Stock beneficially owned by Karen W. Clark, Mr. Clark's wife. Pursuant to a voting trust agreement between Mr. Clark and Ms. Clark, Mr. Clark has the sole voting power over the shares owned by Ms. Clark. Ms. Clark has the right to receive dividends or the proceeds from the sale of such shares; and

          . 394,033 shares of Common Stock held by Olive Enterprises, Inc., a Pennsylvania corporation, controlled by Mr. Clark.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

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CUSIP NO. 181512-10-4           SCHEDULE 13G           PAGE  5  OF 5 PAGES
                                                            ---    --
----------------------                                 --------------------


ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 9, 2000

                                                            /s/ Richard W. Clark
                                                            -------------------
                                                            Richard W. Clark